SECURITIES & EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Name of Registrant:  American Outdoor Brands Company

Name of persons relying on exemption:

a.	Sisters of the Holy Names of Jesus and Mary, U.S.-Ontario Province
b.	Adrian Dominican Sisters
c.	Catholic Health Initiatives
d.	Congregation of St. Joseph
e.	Daughters of Charity, Province of St Louise
f.	Mercy Health
g.	Mercy Investment Services
h.	Sisters of Bon Secours, USA
i.	Sisters of Providence, Mother Joseph Province
j.	Sisters of St. Francis of Philadelphia
k.	Sisters of St. Joseph of Carondelet - St. Louis Province

Addresses of persons relying on exemption:  Intercommunity Peace & Justice Center, Northwest Coalition for Responsible Investment, 1216 NE 65th St, Seattle, Washington, 98115

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

IMPORTANT PROXY VOTING MATERIAL

Rationale for Voting in Favor of the American Outdoor Brands Company Shareholder

Proposal Number 4 on Gun Safety

Summary of Resolution

RESOLVED: Shareholders request the Board of Directors issue a report by February 8, 2019, at reasonable expense and excluding proprietary information, on the company’s activities related to gun safety measures and the mitigation of harm associated with gun products, including the following:

•	Evidence of monitoring of violent events associated with products produced by the company.
•	Efforts underway to research and produce safer guns and gun products.
•	Assessment of the corporate reputational and financial risks related to gun violence in the U.S.

The resolution asks American Outdoor Brands Company (AOBC) to report on activities underway to mitigate the risks that its products may be misused in criminal acts of gun violence. Contrary to what the company suggests, AOBC has both the responsibility and capacity to play a more active role in how its products are used; the requested assessment and reporting are the first steps towards acceptance of this responsibility.  As a result of several high profile mass shootings in the past year, most recently the shooting at Marjory Stoneman Douglas High School in Parkland, FL, gun violence is increasingly being seen as a public health crisis with extraordinary human and financial costs.

Importantly, events of gun violence have led to mounting public backlash against gun makers and retailers including calls for boycotts, divestment and demands for gun safety regulation at both the federal and state levels. This environment presents serious business risks which demand a meaningful response from AOBC. The UN Guiding Principles on Business and Human Rights make clear the corporate responsibility to seek to prevent or mitigate adverse human rights impacts that are directly linked to their operations, products or services by their business relationships, even if they have not contributed to those impactsi.

AOBC has a responsibility to mitigate potential impacts through improved monitoring of its distribution and retail sales channels and enhanced reporting on research and development efforts to improve the safety features of its consumer products. The resolution does not request that AOBC produce smart guns or other specific products; nor does it call for the company to endorse a gun control regulatory or policy agenda. The resolution does, however, ask for reporting because existing disclosures of current risk mitigation measures are seen as insufficient for investors to assess their effectiveness.

Summary of Arguments in Favor of the Resolution on the Proxy Ballot

1.	Given recent events of gun violence, weapons manufacturers are facing an extraordinary climate of heightened and sustained scrutiny which may negatively impact their businesses if they do not take more meaningful efforts to mitigate risks.

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•	A series of deadly mass shootings have propelled the issue of gun safety to the top of the national agenda. AOBC products have been involved in several mass shootings and the company has, therefore, come under intense scrutiny by policy makers, members of the financial and investment communities, the media and the public at large.
2.	AOBC’s failure to report to stakeholders on its monitoring of violent incidents associated with its products presents human rights risksii that will threaten its social license to operate and long-term viability.
•	Pending litigationiii as a result of gun violence associated with its products are reason alone for the implementation of enhanced monitoring and oversight systems. While monitoring and reporting alone are not enough to eliminate these risks, more active board oversight of distribution channels will help to mitigate the legal risks and reputational damage caused by product misuse.
3.	Given regulatory and reputational risks and growing public demand for safer guns, the development of safer firearms may be critical to ensuring the long-term sustainability of the business and further, present a leadership and growth opportunity for AOBC.

•	With various polls showing support for the discontinuance of the most harmful weapons and accessories (assault weapons, semi-automatic rifles, high-capacity magazines), it is clear that a majority of Americans find it reasonable – even imperative – that safer weapons and accessories be manufactured and made available for sale. If AOBC does not currently have the capacity, or believes it does not have the mandate to develop these technologies, it is important for investors to have disclosure to assess the reasonableness of these conclusions. The proponents’ resolution requests reporting on the status of these opportunities.

4.	Enhanced disclosure to stakeholders and investors will help AOBC to mitigate these risks.

While AOBC states that it discloses sufficient information about its efforts, these reports are not provided to investors. As investor interest and scrutiny of the company on its risk management practices related to violence increases, it must respond with adequate information to allow stakeholders to assess the effectiveness of the company’s current management systems and governance of these risks.

AOBC’s Opposition Statement’s Arguments against the Resolution are:

•	AOBC argues that monitoring of illegal use of its firearms would be ineffective in preventing misuse. AOBC further states that it does not have [purchaser] records, and, therefore cannot provide to the Bureau of Alcohol, Tobacco, Firearms and Explosives information about who may have purchased its firearms at retail or in any other subsequent transaction.
•	AOBC argues that investing in gun safety initiatives would be “irresponsible” due to low interest among firearm consumers for “smart gun” products, “even if they were ultimately developed and proven to be safe, reliable and commercially available”.
•	AOBC claims it does not have the “requisite knowledge and expertise to develop” smart gun technology.

Proponent’s Rationale for a YES Vote:

Robust tracking and monitoring systems are a question of good governance for any company. Disclosure of the systems in place and the effectiveness of those systems in mitigating risk is essential for a weapons manufacturer to demonstrate to the market and the public the company’s commitment to promoting gun safety.

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AOBC’s AR-15 style rifle was used in the Valentine’s Day 2018 shooting in Parkland which left 17 dead, a 2015 shooting in a San Bernardino, CA community center that left 14 dead, and a movie theatre shooting in Aurora, CO which left 12 dead. These are only a few of the most recent and highest profile violent incidents involving AOBC products.

AOBC misunderstands the purpose of shareholders’ request for monitoring of violent events associated with its firearms. Shareholders do not necessarily believe that monitoring, in and of itself, will reduce the illegal use of AOBC firearms; rather, we view monitoring as a core component of good corporate governance. Risk assessment and management are essential responsibilities of the Board of Directors, as are the development of effective solutions to prevent and mitigate those risks.

AOBC states in its Opposition Statement that it works closely with the Bureau of Alcohol, Tobacco, Firearms and Explosives on all trace requests in the context of a confidential investigation. While details specific to each of the approximately 11,000 requests it receives per year must understandably remain confidential, it is obvious that AOBC is keeping records and could report an aggregated and anonymized version to shareholders. This would be similar to reporting of health issues for public health purposes: aggregated health information is collected and can be used to pinpoint epidemics, clusters of concern, rates of increase/decline in chronic disease, etc. Similarly, aggregated information from gun manufacturers could inform focused strategies to prevent violence associated with firearms.

Furthermore, the analogy offered by AOBC of monitoring the potential misuse of products such as automobiles and cellphones is in no way equivalent to the monitoring of firearms misuse. Unlike firearms, cell phones and autos are not designed with the intention to inflict harm or kill. Guns, however, are inherently lethal (even if used for the purposes of hunting) which heightens the responsibility of gun manufacturers to ensure that they have robust oversight mechanisms in place to monitor and prevent, as best they can, their misuse.

As a result of their association with gun violence, gun manufacturers, including AOBC, have suffered significant business and financial impacts.

According to a recent study by the Pew Research Centeriv, the market for guns is becoming saturated as gun sales become more concentrated among fewer owners. The recent bankruptcy of Remington – maker of the gun used in the Sandy Hook Massacre – is in part a symptom of America’s growing intolerance for assault-style weapons sold to the public. Several major firearm retailers – Dick’s Sporting Goods and Walmart – have stopped selling assault-style weapons. Additionally, those retailers have increased the legal age to buy any firearms to 21. Kroger has decided to phase out gun sales altogether, citing declining salesv.

In terms of public sentiment, following the Parkland shooting, major national polls - Quinnipiac, CNN, USA Today, CBS News - all showed increased and majority support for a nationwide ban on assault-style weapons like the AR-15. vi

Emphasizing this point, it should be noted that AOBC revenue, profit and shareholder returns are all down more substantially than its peers: AOBC’s stock as of 8/20/18 is trading at $9.9, one half its value this time last yearvii. AOBC CEO James Debney conceded in a Q2 2018 earnings call that the company’s financial performance has suffered due to the loss of “fear-based sales”viii as a result of having a pro-gun President currently in office. Investors are concerned that the company’s over-reliance on “fear-based sales” as a long-term business strategy versus researching potential new business innovations in safe gun technology is unsustainable over the long term.

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Several banks and large investors have instituted new policies to respond to their clients’ increased demand for “gun free” funds and investment strategies to counter gun violence:

•	After Parkland the California State Teachers’ Retirement System (CalSTRS) announced that it will publicly engage retailers of military-style assault weapons. If it is not satisfied with the outcome, CalSTRS will divest from the retailers as it did with gun manufacturers. ix

•	In response to growing demand from its clients, BlackRock, one of the largest investors in AOBC, is now offering products for pensions and employee retirement plans that avoid investments in gun manufacturers and retailers.[x]

•	Bank of America will stop lending money to gun manufacturers that make military-inspired firearms for civilian use, such as the AR-15-style rifles that have been used in multiple mass shootings. xi

•	Citibank said it will require that clients only sell firearms to customers who have passed a background check, restrict firearms sales for buyers under 21, and not sell so-called “bump stocks” or high-capacity magazines. xii

AOBC faces significant and prolonged legal and public policy pressure that would be eased by the reporting requested in the shareholder proposal.

AOBC’s 10-K includes the following statementxiii: “Several states require internal or external locking mechanisms for firearms sold in their jurisdictions. Some states mandate, or are considering mandating, certain design features on safety or other grounds. Such legislation could have a material adverse effect on our business, operating results, and financial condition.”

The following new legislation has been introduced since the tragedy in Parkland:

➢	55 gun safety bills have been signed into law in 26 states.
➢	Republican governors in more than 10 states have signed gun safety bills into law (MD, VT, UT, NM, SD, OH, NE, IN, FL, KS).

As enhanced gun legislation and regulation become more inevitable, the ability to demonstrate that AOBC has performed the due diligence necessary to identify and mitigate any risk of adverse impacts associated with its products will place it at an advantage. Meanwhile, AOBC’s 10-Kxiv disclosure states that AOBC is “currently involved in several lawsuits, including a lawsuit involving a municipality and several product liability lawsuits,” and further states that, “Our products expose us to potential product liability, warranty liability, and personal injury claims, as well as litigation relating to the use or misuse of our products. These include allegations of defects in manufacturing and design, failure to warn of inherent dangers in the product itself or activities associated with the product, and negligence and strict liability. In addition, we could be subject to future litigation arising out of the criminal misuse of our firearms. If successful, such claims could have a material adverse effect on our business, operating results, and financial condition.”xv  Proponents believe that reporting on oversight systems and management of risks associated with gun violence and the underlying claims in these lawsuits has the potential to reduce the likelihood of future litigation and associated costs.

4

As a result of the AR-15’s involvement in the aforementioned high profile shootings, AOBC has suffered reputational damage that can be proactively addressed through new strategies designed to promote gun safety.

AOBC’s 10-K statement acknowledges the importance of maintaining a positive brand reputation: “Our business is highly dependent upon our brand recognition and reputation, and the failure to maintain or enhance our brand recognition or reputation would likely have a material adverse effect on our business.”

The Parkland and other mass shootings prompted the student-led March for Our Lives protest on March 24 and sustained actions in communities across the country. Press coverage of Parkland and other mass shootings naturally extended to gun makers, and AOBC has been cited in numerous negative news storiesxvi in a variety of national and local outlets.

The magnitude of the epidemic of gun violence in the U.S. poses reputational risks to any firearm manufacturer not seen to be contributing to a positive solution.   Efforts such as those requested in the resolution may help to address this reputational risk.

Market opportunities await AOBC if it is able to answer growing consumer demand for smart gun technology; for this reason, shareholders are requesting a report on research in this area.

A recent report in the American Journal of Public Health indicates that there is public interest in and support for smart gun technology.xvii The study found that 59% of Americans and 43% of gun owners were willing to purchase a childproof gun. According to the authors: “In our large, nationally representative survey, more than twice as many current gun owners said they would be willing to purchase a smart gun than would be unwilling, suggesting that a substantial market for childproof guns already exists in the United States.”xviii

In spite of this, no major gun manufacturer is offering products with smart gun technology: there are, however, several companies currently developing smart guns and smart gun technologyxix and at least one company developing smart personalized guns for sale to consumersxx. AOBC does not disclose any safe gun research and in its Opposition Statement has characterized any investment in this area as “irresponsible”. Shareholders believe the strategic and revenue opportunities outweigh any engineering or investment issues the company might face in being one of the first manufacturers to bring a smart, less deadly gun to market.

Needless to say, apart from the compelling business case, the moral imperative to research gun safety innovations with the potential to save lives is more than worth the investment. As stated by Smith & Wesson’s former CEO Ed Schultz who tried unsuccessfully to reform the company’s business after the Columbine shooting in 1999, “Would I put locks on our guns if it might save one child? The answer was yes.”

The broader investment community has demonstrated its aversion to gun violence risks and has exercised its voice and votes in favor of actions that will foster improved gun safety.

5

Investor interest in monitoring by the Board of violent activity associated with the company's products was demonstrated when on May 9, 2018 nearly 70% of Sturm Ruger shareholders voted in favor of a near identical shareholder proposal.

BlackRock, the largest investor in AOBC (11%), publicly urged the company to address gun safety issues after the tragedy in Parkland, Florida. In a press releasexxi on March 2, 2018, BlackRock said that it would engage AOBC on how it is managing and assessing the reputational, financial and litigation risks associated with its business; steps taken to support the safe and responsible use of its products; and investments in promoting safe products. It should be noted that in spite of repeated invitations by the proponents of this resolution, AOBC has refused to dialogue with shareholders on this issue.

On March 27, 2018 a coalition of 142 investors representing $634 billion in assets under management released an Investor Statement on Gun Violencexxii calling on all companies to “carefully reflect on how their operations, business relationships, supply chain policies, marketing practices and public voices might be used to counter gun violence and foster safer communities”.

Conclusion

Proponents of the resolution urge investors to vote in favor of this resolution because:

1) The requests in this resolution are reasonable, rational and seek to assure shareholders, employees and customers that AOBC’s board has the adequate risk management structures in place to prevent - to the best of its ability - any adverse impacts associated with its products.

2) The risk of inaction and a recalcitrant “business as usual” response to public and market demands for a meaningful response to gun violence represent serious reputational threats to the AOBC brand that will carry material and long-term consequences. Further, inaction will only prolong and exacerbate the ongoing legal challenges the company is already facing.

3) AOBC should demonstrate to investors and stakeholders that it is prepared to lead the innovation of safer firearms sold to consumers for the long-term sustainability of its business.

4) Proponents underscore that the resolution does not request that AOBC produce smart guns or other specific products; nor does it call for the company to endorse a gun control regulatory or policy agenda. Rather, the proposal seeks concrete evidence that the board is properly assessing risks to the company's long-term viability as well as any research efforts, excluding proprietary information, on safer gun innovation.

Finally, the proponents wish to clearly state that they believe that ALL stakeholders must be involved in the mitigation and prevention of events of gun violence. Clearly, this means there must be involvement from legislators, the courts, public health systems and the general public. But without question, gun makers cannot abdicate their corporate responsibility and moral obligation to confront this national challenge and must do everything within their power to promote gun safety.

For these reasons, we urge you to vote YES in support of item #4 on the proxy at American Outdoor Brands Company.

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THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.  THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY ONE OR MORE OF THE CO-FILERS.

PROXY CARDS WILL NOT BE ACCEPTED BY ANY CO-FILER.  PLEASE DO NOT SEND YOUR PROXY TO ANY CO-FILER.

TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding American Outdoor Brands Corporation Item #4 Regarding Gun Safety, please contact Judy Byron, OP, Northwest Coalition for Responsible Investment, (206) 223-1138 or jbyron@ipjc.org

i file:///H:/USERS/susana/Human%20rights/UNGPs/GuidingPrinciplesBusinessHR_EN.pdf (Principle 13-b)

ii https://www.ohchr.org/Documents/Publications/GuidingPrinciplesBusinessHR_EN.pdf (Principles 17-21)

iii http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-sec&control_selectgroup=Annual%20Filings (page 20)

iv http://www.pewsocialtrends.org/2017/06/22/americas-complex-relationship-with-guns/

v https://www.nytimes.com/2018/03/01/business/kroger-firearms-fred-meyer.html

vi https://poll.qu.edu/national/release-detail?ReleaseID=2521

vii https://www.nasdaq.com/symbol/aobc

viii https://www.bloomberg.com/news/articles/2017-12-08/smith-wesson-maker-tumbles-as-gunmakers-battle-over-prices

ix https://www.reuters.com/article/us-california-calstrs-guns/calstrs-opts-to-engage-with-assault-weapon-retailers-not-divest-idUSKBN1IA368

x . https://www.cnbc.com/2018/04/05/blackrock-to-offer-new-funds-that-exclude-stocks-of-gun-makers-and-retailers-including-walmart.html

xi https://www.nytimes.com/2018/04/10/business/bank-of-america-guns.html

xii https://www.reuters.com/article/us-usa-guns-citigroup/citi-sets-restrictions-on-gun-sales-by-retail-clients-idUSKBN1GY29T

xiii http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-SECText&TEXT=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9maWxpbmcueG1sP2lwYWdlPTEyMzIwOTY3JkRTRVE9MS

ZTRVE9MjImU1FERVNDPVNFQ1RJT05fUEFHRSZleHA9JnN1YnNpZD01Nw%3d%3d

xiv http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-SECText&TEXT=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9maWxpbmcueG1sP2lwYWdlPTEyMzIwOTY3JkRTRVE9MS

ZTRVE9MjMmU1FERVNDPVNFQ1RJT05fUEFHRSZleHA9JnN1YnNpZD01Nw%3d%3d

xv http://ir.smith-wesson.com/phoenix.zhtml?c=90977&p=irol-SECText&TEXT=aHR0cDovL2FwaS50ZW5rd2l6YXJkLmNvbS9maWxpbmcueG1sP2lwYWdlPTEyMzIwOTY3JkRTRVE9MSZ

TRVE9MjMmU1FERVNDPVNFQ1RJT05fUEFHRSZleHA9JnN1YnNpZD01Nw%3d%3d

xvi https://www.marketwatch.com/story/gun-stocks-slammed-as-companies-and-funds-distance-themselves-from-industry-2018-02-23

xvii https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4815965/

xviii https://www.ncbi.nlm.nih.gov/pmc/articles/PMC4815965/

xix https://www.cbinsights.com/research/smart-gun-startups-list/

xx http://lodestarfirearms.com/

xxi https://www.blackrock.com/corporate/newsroom/press-releases/article/corporate-one/press-releases/blackrock-approach-to-companies-manufacturing-distributing-firearms

xxii https://www.iccr.org/investor-statement-gun-violence

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